UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Braze, Inc.

(Name of Issuer)

Class A Common stock, $0.0001 par value per share

(Title of Class of Securities)

10576N102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10576N102

1.	Names of Reporting Persons Ridge Ventures Continuation Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,282,796 shares of Class A common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,282,796 shares of Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,796 shares of Class A common stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3% of common stock (2.2% of Class A common stock) (3)(4)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Ridge Ventures Continuation Fund, L.P. (“RVCF”), Ridge Ventures CF GP, L.L.C. (“RVCF GP”), Ridge Software Investments I, LLC (“RSI I”), Ridge Ventures IV, LLC (“RV IV”) and Alex Rosen (“Rosen” and, with RVCF, RVCF GP, RSI I and RV IV, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes shares of Class A common stock issuable upon conversion of 1,282,796 shares of Class B common stock held by RVCF. RVCF GP is the general partner of RVCF. As the Managing Member of RVCF GP, Rosen shares voting and investment authority over these shares.
(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 95,706,404 shares of common stock (57,009,059 shares of Class A common stock and 38,697,345 shares of Class B common stock) outstanding as of December 6, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2022.
(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 57,009,059 shares of Class A common stock issued and outstanding as of December 6, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on December 14, 2022 and (ii) Class A common stock issuable upon conversion of 1,282,796 shares of Class B common stock beneficially owned by the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 10576N102

1.	Names of Reporting Persons Ridge Ventures CF GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,282,796 shares of Class A common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,282,796 shares of Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,796 shares of Class A common stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3% of common stock (2.2% of Class A common stock) (3)(4)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes shares of Class A common stock issuable upon conversion of 1,282,796 shares of Class B common stock held by RVCF. RVCF GP is the general partner of RVCF. As the Managing Member of RVCF GP, Rosen shares voting and investment authority over these shares.
(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 95,706,404 shares of common stock (57,009,059 shares of Class A common stock and 38,697,345 shares of Class B common stock) outstanding as of December 6, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on December 14, 2022.
(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 57,009,059shares of Class A common stock issued and outstanding as of December 6, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on December 14, 2022 and (ii) Class A common stock issuable upon conversion of 1,282,796 shares of Class B common stock beneficially owned by the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 10576N102

1.	Names of Reporting Persons Ridge Software Investments I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0 shares of Class A common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0 shares of Class A common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 10576N102

1.	Names of Reporting Persons Ridge Ventures IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0 shares of Class A common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0 shares of Class A common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Class A common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 10576N102

1.	Names of Reporting Persons Alex Rosen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,282,796 shares of Class A common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,282,796 shares of Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,796 shares of Class A common stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.3% of common stock (2.2% of Class A common stock) (3)(4)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes shares of Class A common stock issuable upon conversion of 1,282,796 shares of Class B common stock held by RVCF. RVCF GP is the general partner of RVCF. As the Managing Member of RVCF GP, Rosen shares voting and investment authority over these shares.
(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 95,706,404 shares of common stock (57,009,059 shares of Class A common stock and 38,697,345 shares of Class B common stock) outstanding as of December 6, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on December 14, 2022.
(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 57,009,059 shares of Class A common stock issued and outstanding as of December 6, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on December 14, 2022 and (ii) Class A common stock issuable upon conversion of 1,282,796 shares of Class B common stock beneficially owned by the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

Item 1.
(a)	Name of Issuer Braze, Inc. (the “Issuer”).
(b)	Address of Issuer’s Principal Executive Offices 330 West 34th Street, Floor 18 New York, NY 10001

Item 2.
(a)

Name of Person Filing

Ridge Ventures Continuation Fund, L.P. (“RVCF”)

Ridge Ventures CF GP, L.L.C. (“RVCF GP”)

Ridge Software Investments I, LLC (“RSI I”)

Ridge Ventures IV, LLC (“RV IV”)

Alex Rosen (“Rosen”)

(b)	Address of Principal Business Office or, if none, Residence 649 Front Street, Suite 100 San Francisco, CA 94111

(c)	Citizenship
	Entities:	RVCF	-	Delaware
		RVCF GP	-	Delaware
		RSI I	-	Delaware
		RV IV	-	Delaware

	Individuals:	Rosen	-	United States

	(d)	Title of Class of Securities Class A Common Stock, $0.0001 par value (“Class A common stock”)
	(e)	CUSIP Number 10576N102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2022.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)(3)
RVCF (1)	1,282,796		1,282,796		1,282,796	1,282,796	1.3% of common stock (2.2% of Class A common stock)
RVCF GP (1)			1,282,796		1,282,796	1,282,796	1.3% of common stock (2.2% of Class A common stock)
RSI I							0.0% of common stock (0.0% of Class A common stock)
RV IV							0.0% of common stock (0.0% of Class A common stock)
Rosen (1)			1,282,796		1,282,796	1,282,796	1.3% of common stock (2.2% of Class A common stock)

(1)	Includes shares of Class A common stock issuable upon conversion of 1,282,796 shares of Class B common stock held by RVCF. RVCF GP is the general partner of RVCF. As the Managing Member of RVCF GP, Rosen shares voting and investment authority over these shares.

(2)	Calculations of the percentage of common stock beneficially owned is based on a total of 95,706,404 shares of common stock (57,009,059 shares of Class A common stock and 38,697,345 shares of Class B common stock) outstanding as of December 6, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 14, 2022.

(3)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 57,009,059 shares of Class A common stock issued and outstanding as of December 6, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on December 14, 2022 and (ii) Class A common stock issuable upon conversion of shares of Class B common stock beneficially owned by the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

Ridge Ventures Continuation Fund, L.P.

By:	Ridge Ventures CF GP, L.L.C.
its	General Partner

By:	/s/ Alex Rosen
Name: Alex Rosen
Title: Managing Member

Ridge Ventures CF GP, L.L.C.

By:	/s/ Alex Rosen
Name: Alex Rosen
Title: Managing Member

Ridge Software Investments I, LLC

By:	Ridge Ventures IV, LLC
its	Manager

By:	/s/ Alex Rosen
Name: Alex Rosen
Title: Managing Member

Ridge Ventures IV, LLC

By:	/s/ Alex Rosen
Name: Alex Rosen
Title: Managing Member

/s/ Alex Rosen
Alex Rosen

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).